SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS MATERIAL FACT

Approval of terms and conditions of the Transfer of Rights Agreement and the Global Offering

Rio de Janeiro, September 1, 2010. Petróleo Brasileiro S.A – Petrobras announces that its Board of Directors has approved the following at a meeting dated as of the date hereof:

(i)

the terms and conditions of the draft Transfer of Rights Agreement to explore and produce oil, natural gas and other fluid hydrocarbons in certain blocks of the pre-salt area, up to the limit of 5 billion barrels of oil equivalent, as provided under Law No. 12, 276 signed by the President of Brazil on June 30, 2010 (“Law No. 12,276”), including the initial purchase price of the transfer of rights, to be entered into among Petrobras, as assignee, the Brazilian federal government, as assignor, and the National Petroleum, Natural Gas and Biofuels Agency – ANP, as regulator (the “Assignment Agreement”), and the Board of Executive Officers authorized all necessary actions to conclude the transfer of rights, including the execution of the Assignment Agreement, and

(ii)

the general terms of the Global Offering of common shares and preferred shares issued by Petrobras, including American depositary shares evidenced by American depositary receipts, and the Board of Executive Officers authorized necessary to conclude the Global Offering, including the execution of all related agreements and documents. A Notice to the Market is expected to be published on September 3, 2010, providing further details about the Global Offering.

As of the date hereof, the National Energy Policy Council – CNPE, has approved all of the terms of the draft of the Transfer of Rights Agreement, which we expect to execute soon.

Under the draft of Transfer of Rights Agreement, as compensation for the exploration and production of oil, natural gas and other fluid hydrocarbons in specified offshore areas, subject to a maximum production of 4.99 billion barrels of oil equivalent, Petrobras will make a payment of R$ 74.800 billion, equivalent to US$ 42.533 billion (“Initial Price”).

The Initial Price was determined by Petrobras and the Brazilian federal government based on technical reports of independent certifying entities hired by Petrobras and the ANP, observing the terms of Law No. 12,276/10, resulting in the average price of R$ 14.96 (US$8.51) per barrel for the areas covered by the Transfer of Rights Agreement (see the map below).

Area	Transfer of Rights Volume (thousand barrels of oil equivalent)	Price per barrel (US$/boe)	Trnasfer of Rights Amount (US$ thousand)
TUPI SUL	128,051	7.85	1,005,197
FLORIM	466,986	9.01	4,207,380
TUPI NE	427,784	8.54	3,653,275
PEROBA	-	8.53
GUARA EAST	319,107	7.94	2,533,711
FRANCO	3,058,000	9.04	27,644,320
IARA	599,560	5.82	3,489,437
TOTAL	4,999,469		42,533,320

The minority shareholders’ commitee approved the terms and conditions of the draft Transfer of Rights Agreement as well as the average price per barrel. Barclays Capital has acted the committee’s financial advisor and has issued a Fairness Opinion related to the transaction.

Petrobras emphasizes its commitment to transparency and to the observance of best corporate governance practices, and will disclose additional information on the report prepared by the independent certifier DeGolyer and MacNaughton as well as the main terms and conditions of the Transfer of Rights Agreement as soon as it is executed.

In order to pay the Initial Price, Petrobras intends to use proceeds obtained from the Global Offering through the sale of its common shares and preferred shares to the Brazilian federal government, which was approved at a board meeting dated as of the date hereof. Pursuant to Law No. 12,276/10, the Brazilian federal government has agreed to accept Brazilian federal treasury bills (Letras Financeiras de emissão da Secretaria do Tesouro Nacional, or “LFTs”) to pay for such shares and to value them at the same price at which they are valued for purposes of the Global Offering. We expect to deliver such LFTs to the Brazilian federal government immediately following the settlement of the Global Offering.

In accordance with Article 48 of CVM Instruction 400/03, Petrobras will remain in its quiet period until a notice announcing the conclusion of the Global Offering is published, and will continue to publish notices pertaining to the normal course of its activities and the Global Offering, observing applicable regulatory laws.

This announcement is not an offer of Petrobras shares. Petrobras shares may not be offered or sold in the United States absent registration or an exemption from registration, and Petrobras currently intends to register the proposed offering in the United States. Any public offering of Petrobras shares will be made by means of a prospectus containing detailed information about Petrobras and the offering.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.